EXHIBIT 21
SUBSIDIARIES OF THE COMPANY
Following is a list of the subsidiaries of the Company:

Jurisdiction of
Name of Subsidiary	Incorporation
Emulex Corporate Services Corporation	California

Emulex Corporation	California

Emulex Design & Manufacturing Corporation	Delaware

Emulex Communications Private Limited	Karnataka, Bangalore, India

Arcxel Technologies, Inc.	California

Hyland Enterprise Development, Inc.	California

Emulex Caribe, Inc. (in process of liquidation)	Delaware

Emulex Limited	United Kingdom

Emulex Europe Limited (inactive)	United Kingdom

InterConnections, Inc. (inactive)	Washington